                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 11-K



  X ANNUAL REPORT PURUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
                1934 for the fiscal year ended December 31, 2000

  _TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
               for the transition period from ________ to_______.

                         Commission file number 0-12126


                       Farmers and Merchants Trust Company
                               PROFIT-SHARING PLAN
                               -------------------
                            (Full title of the plan)


                     Franklin Financial Services Corporation
                              20 South Main Street
                                  P.O. Box 6010
                           CHAMBERSBURG, PA 17201-0819
                           ---------------------------
         (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office.)


        Registrant's telephone number, including area code (717) 264-6116

           Notices and communications from the Securities and Exchange Commission relating to this report should be forwarded to:

                     Franklin Financial Services Corporation
                              20 South Main Street
                                  P.O. Box 6010
                           CHAMBERSBURG, PA 17201-0819
                           ---------------------------

                           Attention: Elaine G. Meyers

Item 1.     FINANCIAL STATEMENTS AND EXHIBITS

            a.    Financial Statements

                  1. Statements of Net Assets Available for Plan Benefits as of December 31, 2000 and 1999.

                  2. Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2000.

            b.    Exhibits

                  1.    Consent of Beard Miller Company LLP

                       FARMERS AND MERCHANTS TRUST COMPANY
                               PROFIT-SHARING PLAN

                                FINANCIAL REPORT

                                DECEMBER 31, 2000

                                 C O N T E N T S


                                                                       Page

INDEPENDENT AUDITOR'S REPORT
   ON THE FINANCIAL STATEMENTS AND
   SCHEDULE                                                            1 and 2

FINANCIAL STATEMENTS

   Statements of net assets available for benefits                     3 and 4
   Statements of changes in net assets available for benefits          5 and 6
   Notes to financial statements                                          7-12

SCHEDULE

   Schedule of assets held for investment purposes                       13-19

                          INDEPENDENT AUDITOR'S REPORT

To the Plan Administrator
Farmers and Merchants Trust Company
    Profit-Sharing Plan
Chambersburg, Pennsylvania

         We have audited the accompanying statements of net assets available for benefits of the Farmers and Merchants Trust Company Profit-Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and related statement of changes in net assets available for benefits for the years then ended. These financial statements and schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan's administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

         Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          /s/ BEARD MILLER COMPANY LLP






Harrisburg, Pennsylvania
May 22, 2001

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------
December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                             2000
                                           ------------------------------------------
                                            PARTICIPANT       NON-         TOTAL
                                              DIRECTED    PARTICIPANT
                                                            DIRECTED
                                           ------------------------------------------
         ASSETS

Investments, at fair value:
   Franklin Financial Services Corporation
   (FFSC) common stock                      $          -  $    301,405 $    301,405
   Corporate debt and equity securities        2,305,297        85,073    2,390,370
   Mutual funds                                2,785,072             -    2,785,072
   Dreyfus Treasury Prime Cash Management
      Fund                                       443,737        11,815      455,552
   SEI - Institutional Cash                       14,401             -       14,401
   Government securities                         740,390        93,763      834,153
   Certificates of deposit                        24,000             -       24,000
                                           ------------------------------------------
         Total investments                     6,312,897       492,056    6,804,953
                                           ------------------------------------------

Participant loan receivable                        3,293            12        3,305
Employer's contribution receivable                 6,584           607        7,191
Employees' contribution receivable                12,363         1,025       13,388
Income receivable                                 40,741         3,513       44,254
                                           ------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS           $  6,375,878  $    497,213 $  6,873,091
                                           ==========================================


See Notes to Financial Statements.


-------------------------------------------

-------------------------------------------

                   1999
-------------------------------------------
 Participant       Non-         Total
   Directed    Participant
                 Directed
-------------------------------------------


 $          -   $  385,102  $     385,102
    2,156,420       90,197      2,246,617
    2,951,047            -      2,951,047

      169,597        9,201        178,798
        5,508            -          5,508
      637,222      173,804        811,026
       24,000            -         24,000
-------------------------------------------

    5,943,794      658,304      6,602,098
-------------------------------------------

            -            -              -
       28,680        5,155         33,835
       11,592        2,040         13,632
       18,339        7,966         26,305
-------------------------------------------

 $  6,002,405   $  673,465  $   6,675,870
===========================================

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

--------------------------------------------------------------------------------
Years Ended December 31, 2000 and 1999
--------------------------------------------------------------------------------


                                                             2000
                                           ------------------------------------------
                                            PARTICIPANT       NON-         TOTAL
                                              DIRECTED    PARTICIPANT
                                                            DIRECTED
                                           ------------------------------------------
Additions to net assets:
   Net realized and unrealized appreciation
      (depreciation) in value of
      investments                           $   (229,614)   $  (80,602)  $ (310,216)
   Interest and dividend income                  306,156        24,752      330,908
   Contribution from employer                    171,191        20,417      191,608
   Contribution from employees                   382,828        32,365      415,193
   Rollover contribution                          15,953             -       15,953
                                           ------------------------------------------

         Total additions                         646,514        (3,068)     643,446
                                           ------------------------------------------

Deductions from net assets:
   Benefit payments                              405,197        18,116      423,313
   Administrative expenses                        20,901         2,011       22,912
                                           ------------------------------------------

         Total deductions                        426,098        20,127      446,225
                                           ------------------------------------------

Net interfund transfers                          153,057      (153,057)           -
                                           ------------------------------------------

         Net increase (decrease)                 373,473      (176,252)     197,221

Net assets available for benefits:
   Beginning of year                           6,002,405       673,465    6,675,870
                                           ------------------------------------------

   End of year                              $  6,375,878    $  497,213   $6,873,091
                                           ==========================================


See Notes to Financial Statements.


-------------------------------------------

-------------------------------------------

                  1999
------------------------------------------
 Participant       Non-         Total
   Directed    Participant
                 Directed
------------------------------------------



 $     92,133   $ (179,068) $     (86,935)
      356,475       37,344        393,819
      175,742       34,620        210,362
      346,982       55,977        402,959
        2,845            -          2,845
-------------------------------------------

      974,177      (51,127)       923,050
-------------------------------------------


      286,387       39,192        325,579
       20,387        3,193         23,580
-------------------------------------------

      306,774       42,385        349,159
-------------------------------------------

       54,245      (54,245)             -
-------------------------------------------

      721,648     (147,757)       573,891


    5,280,757      821,222      6,101,979
-------------------------------------------

 $ 6,002,405    $  673,465  $   6,675,870
===========================================

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1
--------------------------------------------------------------------------------
DESCRIPTION OF PLAN

      The following description of the Farmers and Merchants Trust Company Profit-Sharing Plan (the "Plan") provides only general information. Participants should refer to the Plan document for more complete information.

         General:
            The Plan is a defined contribution plan established by Farmers and Merchants Trust Company (the "Company") under the provisions of
            Section 401(a) of the Internal Revenue Code ("Code"), which includes a qualified deferred arrangement as described in Section 401(k) of the Code for the benefit of eligible employees of the Company. All employees who have completed one year of service, as defined, are eligible to participate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

         Contributions:
            Eligible employees can contribute an amount up to 19% of compensation as defined by the Plan, limited by requirements of the IRC. The Company, at its discretion, may match a percentage of each Plan participant's deferrals up to a maximum of 5% of compensation. The percentage of such discretionary matching contributions is determined annually by the Company. In 2000 and 1999, the Company matched 100% of Plan participants' first 3% deferral and 50% of the next 2% deferral.

            In addition, the Company may elect to contribute an additional percentage of Plan participants' compensation. In 2000, the Company declined to make an additional discretionary contribution. In 1999, the Company made a 2% discretionary contribution.

            The Plan may refund any excess deferrals in order to bring the plan in compliance with code limitations.

         Vesting:
            A participant is immediately vested in his or her entire account balance, including Company contributions.

         Payment of benefits:
            Upon retirement, death, disability or termination, a participant may elect to receive distributions in the form of an annuity or lump-sum amount, as defined.

            Benefits due to terminated participants, which are included in net assets for plan benefits in the accompanying statements, totaled $ -0- at December 31, 2000 and 1999, respectively.

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1
--------------------------------------------------------------------------------
DESCRIPTION OF PLAN (CONTINUED)

         Participant accounts:
            Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution and the participant's contribution. Allocations are based on participant account balances, as defined.

         Investment options:
            All funds are participant directed except for the FFSC Stock and Fixed Income Fund. Election changes can be made quarterly. The Company administers the Plan and makes decisions related to its investments.

            The investment options available under the Plan are:

               Equities and fixed income fund:

                  This fund invests primarily in cash equivalents and money markets, government agency notes and bonds, common stocks and domestic equity mutual funds.

               FFSC stock and fixed income fund:

                  This fund invests primarily in government agency notes and bonds and in employer common stock.

               Fixed income fund:
                  This fund invests primarily in cash equivalents, money markets and government agency notes and bonds.

               Equities mutual fund:
                  This fund invests primarily in cash equivalents, money markets and domestic equity mutual funds.

               Money market fund:
                  This fund invests solely in the Dreyfus Treasury Prime Cash Management Fund.

               Global equity fund:
                  This fund invests primarily in diversified global equity mutual funds.

               Index 500 fund:
                  This fund invests primarily in cash equivalents and domestic equity mutual funds.

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

1
--------------------------------------------------------------------------------
DESCRIPTION OF PLAN (CONTINUED)

         Participant loans:
            Under the terms of the Plan, participants may request loans not to exceed the lesser of $ 50,000 or 50% of their vested account balance for payment of post-secondary education for the participant, spouse, children or dependents, or the purchase of a principal residence for the participant. Loans will have a market rate of interest, as defined. Education loans and principal residence loans must be repaid over a period of not longer than five years and in installments not less frequently than quarterly. Additionally, no loan may be less than $ 1,000 and no more than one loan may be issued to a participant during the year. As of December 31, 2000 and 1999, outstanding loans totaled $ 3,305 and $ -0-, respectively.


2
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES

      Basis of accounting:
         The accompanying financial statements are prepared on the accrual basis of accounting.

      Income recognition:
         Interest income is recorded as earned on the accrual basis. Dividend income is recorded when declared.

      Investment valuation:
         Investments of the Plan are stated at fair value by reference to quoted market prices. Because of the volatility of the financial markets in which investments are traded, there is the risk that any future determination of fair value could be significantly less than that recorded in the accompanying financial statements. Purchases and sales of securities are reflected on a trade-date basis. Realized gains and losses are based on securities sold.

      Use of estimates:
         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for plan benefits during the reporting period. Actual results could differ from those estimates.

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

2
--------------------------------------------------------------------------------
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

      Administrative expenses:
         All expenses are paid out of the Plan's assets.

      New accounting standard:
         In September 1999, the AICPA issued Statement of Position No. 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters". This statement established standards for simplified disclosures for certain investments. The Plan adopted provisions of this statement for the Plan year ended December 31, 2000. As a result, disclosures made in the prior year for the separate fund information have been eliminated in these financial statements to be consistent with the current year presentation.


3
--------------------------------------------------------------------------------
INVESTMENTS

      The Trust Department of the Company, trustee of the Plan, maintains all of the Plan's investments and executes transactions therein.

      The fair market values of individual assets that represent 5% or more of the Plan's net assets as of December 31, 2000 and 1999 are as follows:


                                                              2000         1999
                                                         ----------------------------

         Franklin Financial Services Corporation Common   $          -   $  385,102
         Stock
         Vanguard Windsor II Mutual Fund                     1,562,131    2,192,353
         SEI Large Cap Growth Fund                             386,709            -

      During the years ended December 31, 2000 and 1999, the Plan's investments depreciated in fair value by $ (310,216) and $ (86,935), respectively, as follows:


                                                              2000         1999
                                                         ----------------------------
         Common stock                                     $   (308,770)  $  243,746
         Corporate debt and equity securities                   16,523      (12,409)
         Mutual funds                                          (45,090)    (281,100)
         Government securities                                  27,121      (37,172)
                                                         ----------------------------

                                                          $   (310,216)  $  (86,935)
                                                         ============================

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS


4
--------------------------------------------------------------------------------
INCOME TAX STATUS

      Although the Plan has received a favorable determination letter dated January 20, 1993, from the Internal Revenue Service, it has not been updated for the latest plan amendments. However, the Plan administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt through the year ended December 31, 2000.


5
--------------------------------------------------------------------------------
PLAN TERMINATION

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.


6
--------------------------------------------------------------------------------
RELATED PARTY TRANSACTIONS

      During the years ended December 31, 2000 and 1999, the Plan engaged in transactions with the Company's parent, Franklin Financial Services Corporation. During 2000 and 1999, the transactions included the purchase of the parent's stock in the amount of $ 28,604 and $ 50,063, respectively, and the sale of the parent's stock in the amount of $ 26,079 and $ 0, respectively. Also, the Plan held investments in Farmers and Merchants Trust Company (F&M) certificates of deposits totaling $ 24,000 as of December 31, 2000 and 1999.

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
NOTES TO FINANCIAL STATEMENTS

7
--------------------------------------------------------------------------------
RECONCILIATION OF FINANCIAL STATEMENTS TO 5500


                                                                DECEMBER 31,
                                                              2000         1999
                                                         ----------------------------
         Investments:
            Corporate debt and equity securities          $  2,390,370   $2,246,617
                                                         ============================

            Form 5500, Schedule H, Part I:
               Item c(3)(B)                               $    459,795   $  319,191
               Item c(4)(B)                                  1,930,575    1,927,426
                                                         ----------------------------

                                                             2,390,370   $2,246,617
                                                         ============================

         Realized/unrealized gain and interest/
            dividend income:
            Net realized and unrealized appreciation in
              value of investments                        $   (310,216)  $  (86,935)
            Interest and dividend income                       330,908      393,819
                                                         ----------------------------

                                                          $     20,692   $  306,884
                                                         ============================

            Form 5500, Schedule H, Part II:
               Item b(1)(G)                               $     97,186   $   73,557
               Item b(2)(C)                                     37,221       48,072
               Item b(4)(C)                                      1,752       58,324
               Item b(5)(c)                                   (266,587)     149,082
               Item b(10)                                      151,120      (22,151)
                                                         ----------------------------

                                                          $     20,692   $  306,884
                                                         ============================

         Cash and short-term investments:
            Dreyfus Treasury Prime Cash Management Fund   $    455,552   $  178,798
            SEI - Institutional Cash                            14,401        5,508
            Certificates of deposit                             24,000       24,000
                                                         ----------------------------

                                                          $    493,953   $  208,306
                                                         ============================

            Form 5500, Schedule H, Part I, Item c(1)      $    493,953   $  208,306
                                                         ============================

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
Equities and Fixed Income Fund:
   Dreyfus Treasury Prime Cash Management Fund                $     80,960  $     80,960
                                                              ----------------------------

   Certificates of deposit,
      F&M Trust, 5.95%, due 11/05/02                                20,000        20,000 *
                                                              ----------------------------


   Government securities:
      U.S. Treasury note, 6.375%, due 3/31/01           5,000        5,011         5,005
      U.S. Treasury note, 6.625%, due 7/31/01          10,000       10,066        10,053
      U.S. Treasury note, 5.875%, due 11/30/01         25,000       24,844        25,070
      U.S. Treasury note, 6.250%, due 1/31/02          50,000       50,000        50,406
      U.S. Treasury note, 6.500%, due 5/31/02          25,000       25,125        25,383
      U.S. Treasury note, 6.250%, due 6/30/02          10,000        9,994        10,131
      U.S. Treasury note, 6.000%, due 7/31/02          10,000        9,941        10,106
      U.S. Treasury note, 6.250%, due 8/31/02          20,000       19,987        20,307
      U.S. Treasury note, 5.500%, due 5/31/03          20,000       19,462        20,163
      U.S. Treasury note, 5.375%, due 6/30/03          90,000       87,244        90,506
      U.S. Treasury note, 5.750%, due 8/15/03          25,000       24,476        25,375
      U.S. Treasury note, 5.250%, due 5/15/04          50,000       47,891        50,156
      U.S. Treasury note, 6.500%, due 5/15/05          75,000       75,000        79,125
      U. S. Treasury note, 6.500%, due 8/15/05         10,000        9,900        10,575
      U.S. Treasury note, 6.500%, due 10/15/06         65,000       64,789        69,367
      Federal Home Loan Bank, 5.440%, due 10/15/03     70,000       66,762        69,716
      Federal Home Loan Bank, 7.140%, due 6/06/01       5,000        5,041         5,020
      Federal Home Loan Bank, 7.400%, due 9/21/06      25,000       24,664        25,195
      FNMA, 6.340%, due 6/08/04                        10,000        9,747         9,989
      FNMA, 7.125%, due 3/15/07                        10,000        9,975        10,669
      FHLMC, 6.500%, due 1/15/23                        9,188        8,465         8,930
                                                              ----------------------------

                                                                   608,384       631,247
                                                              ----------------------------

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
Equities and Fixed Income Fund (Continued):
   Corporate debt and equity securities:
      Bank of America, 6.625%, due 6/15/04        $    30,000 $     29,504  $     30,169
      First Chicago NBD BankOne, 7.000%,
         due 10/16/06                                  10,000        9,713         9,985
      Ford Motor Credit, 7.500%, due 3/15/05           10,000       10,067        10,209
      G.E. Corp., 6.500%, due 11/01/06                 20,000       19,144        20,263
      GMAC, 6.750%, due 6/15/06                        25,000       24,164        24,919
      GMAC, 7.125%, due 2/15/05                        10,000       10,000        10,173
      Household Financial Corp., 8.000%,
         due 5/09/05                                   75,000       74,304        78,717
      JP Morgan & Co., Inc., 5.750%, due
         2/25/04                                       10,000        9,494         9,820
      Nationsbank Corp., 6.500%, due
         8/15/03                                       10,000        9,816         9,998
      Phillip Morris, 7.625%, due 5/15/02              10,000        9,959        10,032
      Phillip Morris, 7.000%, due 7/15/05              40,000       37,912        39,698
      Sears Roebuck, 6.125%, due 1/15/06               15,000       13,730        14,328
      Tele-Comm Inc., 7.250%, due 8/01/05              40,000       39,704        40,673
      Wells Fargo & Co., 6.625%, due 7/15/04           35,000       34,234        35,486
      America On-line                                     601       43,238        20,915
      Anheuser-Busch Co.                                  600       22,643        27,300
      Automatic Data Processing, Inc.                   1,000       53,875        63,313
      B P Amoco PLC                                       554       32,859        26,523
      BankAmerica Corp.                                   505       25,345        23,167
      Bristol Myers Squibb Co.                          1,616      103,727       119,483
      Cisco Systems                                     2,400      128,550        91,800
      Citigroup Inc.                                      924       48,986        47,182
      Compaq Computer Corp.                             1,500       40,594        22,575
      Delphi Automotive Systems Corp.                     174        2,741         1,958
      Duke Energy Corp.                                   175        8,772        14,919
      EMC Corp.                                         1,000       54,280        66,500
      E.I. Dupont DeNemours & Co.                         900       59,288        43,481
      Equifax Inc.                                      1,775       48,089        50,920
      Exxon Mobil Corp.                                   650       52,366        56,509
      General Electric Co.                              2,700      139,275       129,431
      General Motors Corp.                                250       18,172        12,734
      H. J. Heinz Co.                                     500       19,906        23,719

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
Equities and Fixed Income Fund (Continued):
   Corporate debt and equity securities (continued):
      Home Depot, Inc.                                    630 $     31,050  $     28,783
      Intel Corp.                                       3,600      148,162       108,225
      Lowe's Companies, Inc.                              550       32,533        24,475
      Lucent Technologies, Inc.                           800       60,000        10,800
      Marriott Intl Inc.                                  250        7,891        10,563
      MBNA Corp.                                          900       24,525        33,244
      McDonald's Corp                                     600       22,873        20,400
      Medtronic Inc                                       300       16,417        18,112
      Merck & Co., Inc.                                 1,200       80,625       112,350
      Microsoft Corp.                                   1,500      175,125        65,062
      Morgan Stanley, Dean Witter & Co.                 1,500      107,062       118,875
      Nokia Corporation                                 1,320       63,051        57,420
      Nortel Networks Corp.                               300       16,736         9,619
      Omnicom Group                                       300       25,230        24,862
      Oracle Corp.                                      2,000       64,916        58,125
      Pepsico, Inc                                        350       13,767        17,347
      Procter and Gamble Co.                              500       45,706        39,219
      SBC Communications, Inc.                            600       29,250        28,650
      Schlumberger LTD                                    200       11,225        15,987
      Target Corp.                                        600       21,217        19,350
      Transocean SedCo Forex, Inc                          38        1,451         1,748
      Tyco International Ltd.                             975       44,299        54,112
      Unilever N.V.                                       724       39,413        45,567
      Verizon Communications, Inc.                      1,000       61,562        50,125
      Wal-Mart Stores, Inc.                             1,000       52,966        53,125
      Walt Disney Company                                 550       16,088        15,916
      Wells Fargo & Co.                                   695       28,104        38,703
      Worldcom, Inc.                                      525       28,153         7,383
                                                              ----------------------------

                                                                 2,503,848     2,275,046
                                                              ----------------------------

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
Equities and Fixed Income Fund (Continued):
   Mutual funds:
      Brandywine Fund, Inc.                         1,538.450   $   58,076   $    45,215
      Eaton Vance Institutional Floating
        Rate Fund                                   4,011.534       39,766        38,270
      SEI International Equity Fund                 2,189.711       31,131        24,941
      Vanguard International Growth Fund            3,913.323       86,685        73,844
                                                              ----------------------------

                                                                   215,658       182,270
                                                              ----------------------------

         Total equities and fixed income fund                    3,428,850     3,189,523
                                                              ----------------------------

FFSC Stock and Fixed Income Fund:
   Dreyfus Treasury Prime Cash Management Fund                      11,815        11,815
                                                              ----------------------------


   Government securities:
      U.S. Treasury note, 5.375%, due 6/30/03          10,000        9,694        10,056
      Federal Home Loan Bank, 6.670%,
         due 4/06/01                                    5,000        5,009         5,006
      Federal Home Loan Bank, 5.710%,
         due 10/01/03                                  10,000        9,600         9,925
      Federal Home Loan Bank, 5.440%,
         due 10/15/03                                  10,000        9,537         9,960
      FHLMC, 6.000%, due 3/09/04                       10,000        9,628         9,947
      Federal Home Loan Bank, 5,625%,
         due 5/10/04                                   25,000       23,758        24,758
      Federal Home Loan Bank, 6.000%,
         due 2/03/06                                   10,000        9,413         9,866
      Federal Home Loan Bank, 7.400%,
         due 9/21/06                                   10,000        9,866        10,078
      FHLMC, 6.500%, due 1/15/23                    4,287.950        3,950         4,167
                                                              ----------------------------

                                                                    90,455        93,763
                                                              ----------------------------

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
FFSC Stock and Fixed Income Fund
(Continued):
   Corporate debt and equity securities:

      Bank of America, 6.625%, due 6/15/04             20,000 $     19,544  $     20,113
      Nationsbank Corp., 6.500%, due 8/18/03           10,000        9,816         9,998
      Phillip Morris Global, 7.000%, due 7/15/05       10,000        9,478         9,924
      Sears Roebuck, 6.125%, due 1/15/06               10,000        9,153         9,552
      Wells Fargo & Co., 6.625%, due 7/15/04           35,000       34,234        35,486
                                                              ----------------------------

                                                                    82,225        85,073
                                                              ----------------------------

   Common stock,
      Franklin Financial Services Corp.                18,548      378,795       301,405 *
                                                              ----------------------------

         Total FFSC stock and fixed income fund                    563,290       492,056
                                                              ----------------------------

Fixed Income Fund:
   Dreyfus Treasury Prime Cash Management Fund                      12,047        12,047
                                                              ----------------------------

   Certificate of deposit,
      F&M Trust, 5.950%, due 11/05/02                                4,000         4,000 *
                                                              ----------------------------


   Government securities:
      U.S. Treasury note, 6.375%, due 3/31/01           5,000        5,011         5,005
      U.S. Treasury note, 5.000%, due 4/30/01          25,000       24,633        24,938
      U.S. Treasury note, 6.625%, due 7/31/01           9,000        9,059         9,048
      U.S. Treasury note, 6.500%, due 5/31/02           5,000        5,025         5,076
      U.S. Treasury note, 6.000%, due 7/31/02           5,000        4,970         5,053
      U.S. Treasury note, 5.250%, due 5/15/04          25,000       23,946        25,078
      U.S. Treasury note, 5.875%, due 11/15/05         10,000       10,217        10,341
      Federal Home Loan Mortgage, 6.220%,
         due 3/24/03                                   10,000        9,933        10,131
      Federal Home Loan Bank, 8.050%,
         due 5/24/05                                   10,000       10,000        10,306
      FHLMC, 6.500%, due 1/15/23                    4,287.950        3,950         4,167
                                                              ----------------------------

                                                                   106,744       109,143
                                                              ----------------------------

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
Fixed Income Fund (Continued):
   Corporate debt and equity securities:
      Bank of America, 6.625%, due 6/15/04             20,000 $     19,544  $     20,112
      Wells Fargo & Co., 6.625%, due 7/15/04           10,000        9,781        10,139
                                                              ----------------------------

                                                                    29,325        30,251
                                                              ----------------------------

         Total fixed income fund                                   152,116       155,441
                                                              ----------------------------

Equities Mutual Fund:
   Dreyfus Treasury Prime Cash Management Fund                       4,885         4,885
   Vanguard Windsor II Mutual Fund                  57,431.282   1,436,989     1,562,131
                                                              ----------------------------

         Total equities mutual fund                              1,441,874     1,567,016
                                                              ----------------------------

Money Market Fund,
   Dreyfus Treasury Prime Cash Management Fund                     337,900       337,900
                                                              ----------------------------

Global Equity Fund:
   SEI - Prime Obligation                                           14,401        14,401
                                                              ----------------------------

   Equity mutual funds:
      SEI - Large Capital Growth                    14,554.363     494,823       386,709
      SEI - Large Capital Value                     15,462.291     284,871       301,051
      SEI - Small Capital Growth                     2,877.358      72,265        50,843
      SEI - Small Capital Value                      1,910.462      27,701        31,217
      SEI - International Equity Fund               17,045.298     230,763       194,146
                                                              ----------------------------

                                                                 1,110,423       963,966
                                                              ----------------------------

         Total global equity fund                                1,124,824       978,367
                                                              ----------------------------

FARMERS AND MERCHANTS TRUST COMPANY PROFIT-SHARING PLAN
SCHEDULE H, PART IV, LINE 4 - SCHEDULE OF ASSETS HELD FOR
INVESTMENT PURPOSES (CONTINUED)
EIN:  23-0570230
PN:  002

--------------------------------------------------------------------------------
December 31, 2000
--------------------------------------------------------------------------------


                                                   Number Of
                                                    Shares/
                Description                        Par Value      Cost       Fair Value
------------------------------------------------------------------------------------------
Index 500 Fund:
   Dreyfus Treasury Prime Cash Management Fund                $      7,945  $      7,945
   Vanguard 500 Index Fund                            629.449       84,432        76,705
                                                              ----------------------------

                                                                    92,377        84,650
                                                              ----------------------------

Participant loan, 9.75%                                                  -         3,305
                                                              ----------------------------

         Total assets held for investment purposes            $  7,141,231  $  6,808,258
                                                              ============================


* Represents parties-in-interest.

                                   Signatures

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Farmers and Merchants Trust Company Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                          FARMERS AND MERCHANTS TRUST
                                          COMPANY PROFIT SHARING PLAN


Date:   June 27, 2001                     By /s/ Elaine G. Meyers
                                             ----------------------
                                                Elaine G. Meyers
                                                Chief Financial Officer

                                   EXHIBIT INDEX

THE FOLLOWING EXHIBITS ARE FILED AS PART OF THIS REPORT:

1.    Consent of Beard Miller Company LLP